Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: November 30, 2020

The following communication is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

To: All MI Employees, Friends of MI

Subject: My thoughts on the S&P Global and IHS Combination

Date/Time: 30 Nov 2020, 8:00am ET

Dear Colleagues,

Following Doug’s announcement earlier today regarding S&P Global’s merger with IHS Markit, I want to take the opportunity to share how excited I am about this transformational combination that brings together two of the most respected brands in the information services industry.

The S&P Global leadership team has worked diligently with the IHS Markit leadership team to learn more about each other’s business and identify opportunities to better serve our customers. What became very clear during this process is how complementary IHS Markit’s business is to S&P Global and to Market Intelligence. The combination of our differentiated data, analytical insights, and platforms, combined with talented colleagues from both businesses makes me very enthusiastic about the potential of this transaction. I believe it will further embed and support the S&P Global and MI growth strategy, create development opportunities for colleagues from both businesses, and generate value for all stakeholders.

The year 2020 has been a year of exceptional delivery at MI thanks to the efforts of so many across the division. We have a strong foundation upon which to build our integration with IHS Markit. Together, we will create a combined organization that will take us from strength to strength with higher growth opportunities, faster entry to new markets and an even richer breadth and depth of solutions for our customers. The combination of our two organizations directly supports our existing strategic focus areas and will make us the clear market leader in a wide variety of business segments.

Over the next several months, the leadership teams will work through details of the integration plans. As we develop these plans and make decisions, we will stay in close communications with all of you.

I understand that for some, this may be a period of uncertainty and anxiety and I want to stress that we are confident about the path forward and we remain strongly invested and committed in sharing information as and when we are able. Following today’s Enterprise Town Hall, I will also be hosting an MI Division Town Hall where we will be happy to take any questions. Following the town halls, you can also speak with your manager or People Partner if you have any further questions.

Finally, Doug mentioned in his announcement that we expect the transaction to close in 2H’21. In the interim we will operate as independent companies, and it is important to note that in the near future we expect to carry on with business as usual – each of you will be responsible for delivering on our near-term goals and continue planning for 2021. I would like to take this opportunity to specifically thank the hard work put in by our colleagues in the Commercial organization, who I expect to continue to stay focused on finishing out the year strong!

Thank you for your continued patience, hard work and dedication in supporting Market Intelligence and I truly look forward to the exciting journey ahead with all of you.

Regards,

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to

866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.